PEPCO HOLDINGS, INC.

STOCK COMPENSATION PLAN FOR DIRECTORS

The Stock Compensation Plan for Board of Directors of Potomac Electric Power Company (the "Pepco plan") was adopted effective July 1, 1994, to permit directors and advisory directors of Pepco, at their election to receive all or a portion of the annual Board retainer fee, as established from time to time by the Board, in the form of restricted or unrestricted shares of Pepco common stock. The Pepco plan was thereafter amended (i) to provide that Directors must and Advisory Directors may take at least 50% of their annual retainer in Pepco common stock, (ii) to provide for the elective deferral of receipt of Pepco common stock in payment for all or any portion of the annual retainer and any portion of any other director fees, and (iii) to eliminate the option of receiving restricted stock. On March 28, 2002, further amendments were authorized to the Pepco plan to recognize the intent to consummate a transaction (the "Merger") by which Pepco and Conectiv would become wholly owned subsidiaries of Pepco Holdings, Inc. (the "Company or "Pepco Holdings"); Pepco Holdings would become the sponsor of the Pepco plan; the name of the Pepco plan would be changed to reflect the change in plan sponsorship and Pepco Holdings, Inc. common stock would be substituted for Pepco Common Stock. The Pepco plan, as amended, is restated herein and is now known as the Pepco Holdings, Inc. Stock Compensation Plan for Directors.

A.   Definitions

        1. "Board of Directors" means the Board of Directors of Pepco Holdings, Inc.

        2. "Company" means Pepco Holdings, Inc., or its successor.

        3. "Director" means a member of the Pepco Holdings, Inc. Board of Directors.

        4. "Plan" means the Pepco Holdings, Inc. Stock Compensation Plan for Directors.

        5. "Stock" means the common stock par value $.01, of Pepco Holdings, Inc.

B.   Annual Retainer/Fees Paid in Stock

        Each Director of the Company shall receive one-half of the annual retainer which would otherwise be paid in cash for each fiscal year in the form of Stock of the Company. Further, Directors may elect, as provided herein, to receive all or any portion of the remaining one-half of the annual retainer and any portion of any other director or committee chairman retainers and/or fees in the form of Stock. The first day of the fiscal year of the Plan is July 1.

C.   Form of Payment

Each Director may, prior to the first day of a fiscal year, elect to have any or all of the shares of Stock which would be otherwise paid in cash to such Director as a Board retainer or as other director or committee chairman retainers and/or fees with respect to such fiscal year, either (i) delivered as unrestricted shares of Stock on the first business day of each quarter within the fiscal year, or (ii) deferred as to receipt for the period elected by the Director under the terms of the Pepco Holdings Inc. Executive and Director Deferred Compensation Plan ("Deferred Compensation Plan"). In the case of receipt of unrestricted shares of Stock, Certificates of Stock representing the applicable component of the retainer payable with respect to a fiscal quarter will be delivered to the Director as soon as practicable after the beginning of the quarter. In the case of an election to defer the receipt of the value of the shares of Stock, the Director shall be entitled to receive at the end of the deferral period under the Deferred Compensation Plan, a cash amount equal to the value of the number of shares (and fractional shares) of Stock credited to the Director's account under the Deferred Compensation Plan, including any shares credited as a result of the application of constructive dividend payments under the terms of the Deferred Compensation Plan, valued as the average of the high and low sale prices of Stock on the New York Stock Exchange on the second business day prior to the end of the deferral period.

Any portion of the retainer fee to be paid in cash rather than in the form of shares of Stock may also be deferred pursuant to the terms and conditions of the Deferred Compensation Plan.

D.   Value of Stock

In computing the number of shares of Stock to be issued pursuant to the Plan (or to be credited to the Director under the Deferred Compensation Plan, in the case of an election to defer), the applicable value of the Stock will be the average of the high and low sale prices of the Stock on the New York Stock Exchange, Inc. on the second business day prior to the date of issuance or the date of credit, as the case may be. Fractional shares will not be issued.

E.   Other

The Plan, which is not subject to the Employee Retirement Income Security Act of 1974, is administered by the Board, which acts as manager of the Plan. The Board is responsible for determining eligibility for participation. The Board reserves the right to modify or terminate the Plan at any time.

F.   Additional Information

        Additional information about the Plan and its administration may be obtained by contacting the following:

                        Mr. Dennis R. Wraase
                        President and Chief Operating Officer
                        Pepco Holdings, Inc.
                        701 Ninth Street, N.W.
                        Washington, D.C. 20068
                        (202) 872-2695

        A copy of the following documents filed by the Company, Pepco and Conectiv with the Securities and Exchange Commission, which are incorporated by reference in the Registration Statement related to the Plan, may be obtained without charge, by written or oral request directed to the Secretary, Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068 (Telephone (202) 872-2900):

        (a)   Annual Report on Form 10-K of the Company for the period From Inception (February 9, 2001) through December 31, 2001;

        (b)   The description of the Common Stock included in the Company's registration statement on Form 8-A, filed on August 7, 2001, registering the Common Stock under Section 12(g) of the Securities and Exchange Act of 1934 (the "1934 Act"), and any amendment or report subsequently filed for the purpose of updating such description;

        (c)   The Quarterly Report on Form 10-Q of the Company for the quarter ending March 31, 2002;

        (d)   The Current Reports on Form 8-K of the Company filed on May 31, 2002 and June 7, 2002;

        (e)   The Annual Report on Form 10-K of Pepco for the year ended December 31, 2001;

        (f)   The Quarterly Report on Form 10-Q of Pepco for the quarter ending March 31, 2002;

        (g)   The Current Reports on Form 8-K of Pepco filed on April 25, 2002 and May 31, 2002;

        (h)   The Annual Report on Form 10-K of Conectiv for the year ended December 31, 2001;

(i)   The Quarterly Report on Form 10-Q of Conectiv for the quarter ending March 31, 2002; and

(j)   The Current Reports on Form 8-K of Conectiv filed on April 2, 2002.

All documents (i) filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this document and prior to the termination of this offering and (ii) filed by Pepco and Conectiv pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this document and prior to the consummation of the Merger shall be deemed to be incorporated by reference in this document and to be a part hereof from the date of the filing of such documents. Any statement contained in an incorporated document shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other incorporated document subsequently filed or in an accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

IN WITNESS WHEREOF, the Company has caused this restated version of the Plan to be signed this 1st day of August, 2002 which restated version reflects all modifications made to the Plan through such date of execution.

ATTEST   Pepco Holdings, Inc.

By /s/ Ellen Sheriff Rogers   By /s/ John M. Derrick, Jr.
     Ellen Sheriff Rogers   Chief Executive Officer